SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                            GOLDEN TELECOM, INC.
-----------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 38122G107
             --------------------------------------------------
                               (CUSIP Number)

                               CONNIE HELYAR
                         CAVENDISH NOMINEES LIMITED
                 C/O INTERNATIONAL PRIVATE EQUITY SERVICES
                      13-15 VICTORIA ROAD, PO BOX 431
                               ST. PETER PORT
                                  GY1 3ZD
                         GUERNSEY, CHANNEL ISLANDS
                              +44-1481-713-843
-----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              OCTOBER 30, 2001
             --------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CAVENDISH NOMINEES LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               NONE**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           1,844,469**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             NONE**

                10  SHARED DISPOSITIVE POWER

                        1,844,469**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,844,469**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.3%

14  TYPE OF REPORTING PERSON*

        00-LIMITED LIABILITY COMPANY

*  See Instructions to Schedule 13D
** See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BARING VOSTOK PRIVATE EQUITY FUND LP1

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               281,589**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             281,589**

                10  SHARED DISPOSITIVE POWER

                        NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        281,589**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.3%

14  TYPE OF REPORTING PERSON*

        PN

*  See Instructions to Schedule 13D
** See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BARING VOSTOK PRIVATE EQUITY FUND LP2

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               666,204**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             666,204**

                10  SHARED DISPOSITIVE POWER

                        NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        666,204**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.0%

14  TYPE OF REPORTING PERSON*

        PN

*  See Instructions to Schedule 13D
** See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BARING VOSTOK PRIVATE EQUITY FUND LP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               542,392**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             542,392**

                10  SHARED DISPOSITIVE POWER

                        NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        542,392**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.4%

14  TYPE OF REPORTING PERSON*

        PN

*  See Instructions to Schedule 13D
** See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THE NIS RESTRUCTURING FACILITY LP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               354,284**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             354,284**

                10  SHARED DISPOSITIVE POWER

                        NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        354,284**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.6%

14  TYPE OF REPORTING PERSON*

        PN

*  See Instructions to Schedule 13D
** See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BARING VOSTOK FUND (GP) LP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               1,844,469**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             1,844,469**

                10  SHARED DISPOSITIVE POWER

                        NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,844,469**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.3%

14  TYPE OF REPORTING PERSON*

        PN

*  See Instructions to Schedule 13D
** See Items 5 and 6 below

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BARING VOSTOK FUND MANAGERS LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]**

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               1,844,469**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           NONE**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             1,844,469**

                10  SHARED DISPOSITIVE POWER

                        NONE**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,844,469**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.3%

14  TYPE OF REPORTING PERSON*

        00-LIMITED LIABILITY COMPANY

*  See Instructions to Schedule 13D
** See Items 5 and 6 below

INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Statement") originally filed on May 21, 2001 by Cavendish Nominees Limited ("Cavendish"), Baring Vostok Private Equity Fund LP1 ("BVPE 1"), Baring Vostok Private Equity Fund LP2 ("BVPE 2"), Baring Vostok Private Equity Fund LP ("BVPE 3"), The NIS Restructuring Facility LP ("NIS Restructuring" and, together with BVPE1, BVPE2 and BVPE3, the "LP Funds"), Baring Vostok Fund (GP) LP ("BVF") and Baring Vostok Fund Managers Limited ("BVF Managers" and, together with Cavendish, the LP Funds and BVF, the "Reporting Persons") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), held by the LP Funds in Golden Telecom, Inc., a Delaware corporation ("Golden Telecom").

     Cavendish, a limited liability company organized and registered under the laws of Guernsey, is the nominee of each of the LP Funds with respect to the shares of Common Stock held by them and, in its capacity as nominee, is the named party to certain agreements relating to such shares (see Items 5 and 6 of the Statement, as amended and supplemented hereby). Each of the LP Funds is a limited partnership organized under the laws of Guernsey. BVF, a limited partnership organized under the laws of Guernsey, is the general partner of each of the LP Funds. BVF Managers, a limited liability company organized under the laws of Guernsey, is the general partner of BVF and an indirect wholly-owned subsidiary of ING Groep NV ("Parent"), a company organized under the laws of The Netherlands.

     The address of the principal office of each of the Reporting Persons is 13-15 Victoria Road, PO Box 431, St. Peter Port, GY1 3ZD, Guernsey, c/o International Private Equity Services. The address of the principal office of Parent is Strawinskylaan 2631, 1077 ZZ Amsterdam, The Netherlands. The principal executive offices of Golden Telecom are located at c/o Representation Office Golden Teleservices, Inc., 12, Trubnaya Ulitsa, Moscow, Russia 103045.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     Item 3 is hereby amended by deleting the entire text therein and replacing it with the following language:

     The aggregate purchase price for the 588,479 shares of Common Stock acquired in the October 2001 GTS Share Purchase Agreement (as defined in
Item 6 below and a copy of which is included as Exhibit 99.10 hereto) was $6,031,909.70. The aggregate purchase price for the 26,963 shares of Common Stock acquired under the GTI Employee Share Purchase Agreements (as defined in Item 6 below and copies of which are included as Exhibits 99.11 through
99.13 hereto) was $249,407.75. The aggregate purchase price for 82,190 shares of Common Stock acquired in open market purchases was $752,818.45. The aggregate purchase price for the shares of Common Stock acquired in Golden Telecom's initial public offering was $3,000,000. The aggregate purchase price for the 886,927 shares of Common Stock acquired pursuant to the Share Purchase Agreement (as defined in Item 6 below and a copy of which is included as Exhibit 99.3 hereto) was $9,091,000.

     In each case, the funds for the acquisition of the shares of Common Stock by the LP Funds (through Cavendish, as nominee) came from capital contributions of the investors in the LP Funds.

     The disclosure set forth in Item 6 of this Statement is specifically incorporated by reference into this Item 4 in its entirety.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     Item 5 is hereby amended by deleting the entire text therein and replacing it with the following language:

     (a) Due to their relationship with the LP Funds (see Item 2), as of the date hereof, BVF and BVF Managers beneficially own, and Cavendish may be deemed to beneficially own, 1,844,469 shares of Common Stock. Based on an aggregate of 22,349,231 outstanding shares of Common Stock (which is the approximate number of shares reported by Golden Telecom in its Form 10-Q for the quarter ended June 30, 2001 to be outstanding at August 8, 2001), this would represent approximately 8.25% of the outstanding shares of Common Stock. Cavendish disclaims beneficial ownership of all Common Stock beneficially owned by the LP Funds, BVF and BVF Managers.

     In connection with the transactions contemplated by that certain Share Purchase Agreement dated as of April 2, 2001 (as described in Item 6 below), a Shareholders Agreement, dated as of May 11, 2001 (the "New Shareholders Agreement"), was entered into among Golden Telecom, Global TeleSystems Europe Holdings B.V., a company organized and registered under the laws of The Netherlands ("GTS Holdings"), Alfa Telecom Limited, a company incorporated in the British Virgin Islands ("Alfa Telecom"), Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership ("CIPEF"), Cavendish (as nominee for the LP Funds) and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS Fund").

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of GTS Holdings, Alfa Telecom, CIPEF and First NIS Fund for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Persons' knowledge, as of November 9, 2001, each of GTS Holdings, Alfa Telecom, CIPEF, and First NIS Fund, respectively, may be deemed to beneficially own the following numbers of shares of Common Stock: GTS Holdings - 2,272,727 (10.17% of Golden Telecom); Alfa Telecom - 10,731,707 (48.02% of Golden Telecom); CIPEF - 2,166,405 (9.69% of Golden Telecom) and First NIS Fund - 723,907 (3.24% of Golden Telecom).

     To the best of the Reporting Persons' knowledge, as of November 9, 2001, GTS Holdings, Alfa Telecom, CIPEF, First NIS Fund and the LP Funds (through Cavendish as nominee), in the aggregate but not individually, may be deemed to beneficially own 17,739,215 shares of Common Stock (79.37% of Golden Telecom). Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by GTS Holdings, Alfa Telecom, CIPEF and First NIS Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any shares of Common Stock beneficially owned by GTS Holdings, Alfa Telecom, CIPEF or First NIS Fund.

     As of the date hereof (i) BVPE 1 beneficially owns 281,589 shares of Common Stock, representing approximately 1.26% of the outstanding shares of Common Stock, (ii) BVPE 2 beneficially owns 666,204 shares of Common Stock, representing approximately 2.98% of the outstanding shares of Common Stock,
(iii) BVPE 3 beneficially owns 542,392 shares of Common Stock, representing approximately 2.43% of the outstanding shares of Common Stock, and (iv) NIS Restructuring beneficially owns 354,284 shares of Common Stock, representing approximately 1.59% of the outstanding shares of Common Stock. The aggregate of 1,844,469 shares beneficially owned by all of the LP Funds collectively represent approximately 8.25% of the outstanding shares of Common Stock.

     Except as set forth herein, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto beneficially own any shares of Common Stock.

     (b) The number of shares of Common Stock with respect to which BVPE 1
(i) has sole voting power is 281,589, (ii) shares voting power is zero,
(iii) has sole dispositive power is 281,589 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which BVPE 2 (i) has sole voting power is 666,204, (ii) shares voting power is zero, (iii) has sole dispositive power is 666,204 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which BVPE 3 (i) has sole voting power is 542,392, (ii) shares voting power is zero, (iii) has sole dispositive power is 542,392 and (iv) shares dispositive power is zero.

     The number of shares of Common Stock with respect to which NIS Restructuring (i) has sole voting power is 354,284, (ii) shares voting power is zero, (iii) has sole dispositive power is 354,284 and (iv) shares dispositive power is zero.

     BVF, as the general partner of the LP Funds, and BVF Managers, as the general partner of BVF, may be deemed to have sole voting and dispositive power over the aggregate of 1,844,469 shares of Common Stock held by the LP Funds (through Cavendish as nominee). As noted above, Cavendish disclaims beneficial ownership of all shares of Common Stock beneficially owned by the LP Funds, BVF and BVF Managers. Each of the LP Funds disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other LP Funds.

     Under the New Shareholders Agreement, Cavendish (as the nominee for the LP Funds) has agreed to take all action necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the New Shareholders Agreement in accordance with the terms of such provision. As noted above, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by GTS Holdings, Alfa Telecom, CIPEF and First NIS Fund.

     The Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to share beneficial ownership of 723,907 shares of Common Stock owned of record by First NIS Fund, representing, as of the date hereof, approximately 3.24% of the issued and outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by First NIS Fund and disclaims membership in any "group" with First NIS Fund.

     (c) The disclosure set forth in Item 6 of this Statement is specifically incorporated by reference into this Item 5 in its entirety. Except as set forth herein and except for the transactions listed on
Schedule II hereto, none of the Reporting Persons or, to the knowledge of the Reporting Persons, none of the persons named in Schedule I hereto beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

     (d) The partners of the LP Funds have the right to receive dividends from, or proceeds from the sale of, all of the shares of Common Stock owned of record by Cavendish, as nominee.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          --------------------------------------------------------------

     Item 6 is hereby supplementally amended by adding the following paragraph after the last paragraph of the existing text under (a) of Item 6:

     On July 10, 2001, each of Alfa Telecom, CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund designated Golden Telecom as the purchaser of shares under their respective Stock Option Agreements with GTS Europe Holdings, which provided Alfa Telecom, CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund (or their respective designees) with options to purchase an aggregate of up to 2,272,727 Shares beneficially owned by GTS Europe Holdings, as described above in this Item 6. As a consequence of these designations, Alfa Telecom, CIPEF, Cavendish (as nominee for the LP Funds) and First NIS Fund may no longer be deemed to beneficially own any of the shares subject to the Stock Option Agreements. Each of Cavendish (on behalf of the LP Funds) and First NIS Fund effected its designation of Golden Telecom as the purchaser under the Stock Option Agreement to which they were parties through a Purchaser Designation and Stock Exercise Notice, dated as of July 10, 2001, provided to GTS Europe Holdings (the "Purchaser Designation Notice"). A copy of the Purchaser Designation Notice is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

     Item 6 is hereby further amended and supplemented by adding the following paragraph (e) at the end of the existing text of Item 6:

     (e) On October 16, 2001, Cavendish (on behalf of the LP Funds) entered into a Share Purchase Agreement with GTS Europe Holdings (the "October 2001 GTS Share Purchase Agreement"), pursuant to which Cavendish (on behalf of the LP Funds) agreed to purchase, and GTS Europe Holdings agreed to sell, an aggregate of 588,479 of the shares of Common Stock held by GTS Europe Holdings. The closing of the transactions contemplated by the October 2001 GTS Share Purchase Agreement occurred on October 30, 2001. In connection with the transfer of the shares to Cavendish thereunder, each of Alfa Telecom, CIPEF and First NIS Fund agreed to waive their pre-emptive rights under their respective Stock Option Agreements with GTS Europe Holdings to purchase a pro rata portion of such shares. On October 25, 2001, Cavendish (on behalf of the LP Funds) entered into a Share Purchase Agreement with each of three employees of Golden Telecom (collectively, the "GTI Employee Share Purchase Agreements"), pursuant to which Cavendish (on behalf of the LP Funds) agreed to purchase, and the three employees agreed to sell, an aggregate of 26,963 shares of Common Stock. The closing of the transactions contemplated by the GTI Employee Share Purchase Agreements occurred on November 2, 2001. Copies of the October 2001 GTS Share Purchase Agreement and the GTI Employee Share Purchase Agreements are included as Exhibits
99.10 through 99.13 to this Statement, and qualify the disclosure set forth herein in its entirety.

ITEM 7.   Material to Be Filed as Exhibits
          --------------------------------

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.9 Purchaser Designation and Stock Exercise Notice, dated as of July 10, 2001 from Cavendish Nominees Limited (as nominee for the LP Funds) and First NIS Regional SICAV to Global TeleSystems Europe Holdings B.V.

Exhibit 99.10 Share Purchase Agreement dated October 16, 2001 by and between Global TeleSystems Europe Holdings B.V. and Cavendish Nominees Limited.

Exhibit 99.11 Share Purchase Agreement dated October 25, 2001 by and between Jeff L. Howley and Cavendish Nominees Limited.

Exhibit 99.12 Share Purchase Agreement dated October 25, 2001 by and between Stewart Reich and Cavendish Nominees Limited.

Exhibit 99.13 Share Purchase Agreement dated October 25, 2001 by and between Darrell Lauterbach and Cavendish Nominees Limited.

SCHEDULE I.

     Schedule I is hereby supplementally amended by (i) adding ", CAVENDISH NOMINEES LIMITED" after "ING GROEP NV" in the heading thereto, (ii) adding ", Cavendish Nominees Limited ("Cavendish")" after "("Parent")" in the first sentence thereof and (iii) inserting "English" under the heading "Citizenship" for David Stuart Huckfield provided in the information for BVF Managers.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 9, 2001

                         CAVENDISH NOMINEES LIMITED


                         By:   /s/ C.A.E. Helyar
                            -----------------------------------------
                            Name:  C.A.E. Helyar
                            Title: Director

                         BARING VOSTOK FUND MANAGERS LIMITED
                         AS MANAGERS OF
                         BARING VOSTOK FUND (GP) LP
                         AS GENERAL PARTNER OF
                         BARING VOSTOK prIVATE EQUITY FUND LP 1


                         By:   /s/ C.A.E. Helyar
                            -----------------------------------------
                            Name:  C.A.E. Helyar
                            Title: Director

                         BARING VOSTOK FUND MANAGERS LIMITED
                         AS MANAGERS OF
                         BARING VOSTOK FUND (GP) LP
                         AS GENERAL PARTNER OF
                         BARING VOSTOK prIVATE EQUITY FUND LP 2


                         By:   /s/ C.A.E. Helyar
                            -----------------------------------------
                            Name:  C.A.E. Helyar
                            Title: Director

                         BARING VOSTOK FUND MANAGERS LIMITED
                         AS MANAGERS OF
                         BARING VOSTOK FUND (GP) LP
                         AS GENERAL PARTNER OF
                         BARING VOSTOK PRIVATE EQUITY FUND LP


                         By:   /s/ C.A.E. Helyar
                            -----------------------------------------
                            Name:  C.A.E. Helyar
                            Title: Director

                         BARING VOSTOK FUND MANAGERS LIMITED
                         AS MANAGERS OF
                         BARING VOSTOK FUND (GP) LP
                         AS GENERAL PARTNER OF
                         NIS RESTRUCTURING FACILITY LP


                         By:   /s/ C.A.E. Helyar
                            -----------------------------------------
                            Name:  C.A.E. Helyar
                            Title: Director

                         BARING VOSTOK FUND MANAGERS LIMITED
                         AS MANAGERS OF
                         BARING VOSTOK FUND (GP) LP


                         By:   /s/ C.A.E. Helyar
                            -----------------------------------------
                            Name:  C.A.E. Helyar
                            Title: Director

                         BARING VOSTOK FUND MANAGERS LIMITED


                         By:   /s/ C.A.E. Helyar
                            -----------------------------------------
                            Name:  C.A.E. Helyar
                            Title: Director

EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1 Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and First NIS Regional Fund SICAV.****

99.2 Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and Baring Vostok Private Equity Fund LP.***

99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., Alfa Bank Holdings Limited, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV.**

99.4 Stock Option Agreement, dated as of May 11, 2001, among Cavendish Nominees Limited, First NIS Regional Fund SICAV and Global TeleSystems, Inc.***

99.5           Standstill Agreement, dated as of March 31, 2001.*

99.6           Amendment and Assignment Agreement, dated as of May 11,
               2001.***

99.7           Shareholders Agreement dated as of May 11, 2001.*****

99.8           Agreement among Reporting Persons in respect of Schedule 13D
               Filing.***

99.9 Purchaser Designation and Stock Exercise Notice, dated as of July 10, 2001 from Cavendish Nominees Limited and First NIS Regional Fund SICAV to Global TeleSystems Europe Holdings B.V.******

99.10 Share Purchase Agreement dated October 16, 2001 by and between Global TeleSystems Europe Holdings B.V. and Cavendish Nominees Limited. ******

99.11 Share Purchase Agreement dated October 25, 2001 by and between Jeff L. Howley and Cavendish Nominees Limited.
               ******

99.12 Share Purchase Agreement dated October 25, 2001 by and between Stewart Reich and Cavendish Nominees Limited. ******

99.13 Share Purchase Agreement dated October 25, 2001 by and between Darrell Lauterbach and Cavendish Nominees Limited.
               ******



* Incorporated by reference to the Schedule 13D/A of Capital International Global Emerging Markets Private Equity Fund, L.P., Capital International Investments, LLC, Capital International, Inc. and Capital Group International, Inc. dated April 12, 2001.

**      Incorporated by reference to the Schedule 13D of Global
        TeleSystems, Inc. dated April 5, 2001.

*** Incorporated by reference to the Schedule 13D of Cavendish Nominees Limited dated May 21, 2001.

**** Incorporated by reference to the Schedule 13D of First NIS Regional Fund SICAV dated May 21, 2001.

*****   Incorporated by reference to the Schedule 13D/A of Global
        TeleSystems, Inc. and others dated May 21, 2001.

******  Filed herewith.

                                SCHEDULE II
                   RECENT TRANSACTIONS IN THE SECURITIES
                          OF GOLDEN TELECOM, INC.

For the account of     Date of Transaction    Nature of Transaction   Number of Securities   Price
------------------     -------------------    ---------------------   --------------------   -----

LP Funds (1)           September 20, 2001            Purchase                (1)              (1)

(1) On the date indicated, Cavendish Nominees Limited (on behalf of the LP Funds) effected a purchase in the open market of an aggregate of 364 shares of Common Stock at a price per share of $9.25. Of such shares, 104 were purchased for the account of NIS Restructuring, 49 were purchased for the account of BVPE 1, 116 were purchased for the account of BVPE 2, and 95 were purchased for the account of BVPE 3.